SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 17, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRTP3: R$24.80 / 1,000 shares BRTP4: R$17.90 / 1,000 shares BRP: US$34.47 / ADR Market Value: R$7,369.5 million Closing Price: February 15, 2005

Brasil Telecom
Participações S.A.

Consolidated Earnings
Release

4th Quarter 2004
Non-audited

  Brasília, February 16, 2005.

QUARTER
HIGHLIGHTS

535.5 thousand ADSL accesses in service, an increase of 17.4%

622.3 thousand mobile accesses in service

Net revenues grew by 4.5%, reaching R$2.5 billion

Fixed-line ARPU reached R$83.9, a 2.6% growth

Mobile telephony ARPU of R$35

Data communications revenues of R$374.0 million, a growth of 16.4%

EBITDA of R$767.0 million

Total fixed-line CAPEX of R$470.5 million

PCS CAPEX of R$417.9 million

Net earnings adjusted by the goodwill of R$73.3 million

HIGHLIGHTS

Brasília, February 16, 2005 - Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announces its consolidated earnings for the fourth quarter of 2004 (4Q04).

Our clients can now experience the CONVERGENCE concept in practice. With the commercial launch of Brasil Telecom GSM, Brasil Telecom added another service to its portfolio and became a multi-provider of telecommunications solutions offering a whole range of telecommunications services including fixed-line and mobile telephony, data communications, internet connectivity, data center, and other value-added services.

Our financial statements consolidate the operational results of Brasil Telecom GSM since November 2004, and the results of iG since December 2004.

Operating Performance

Fixed-Line Telephony

Our network had 10,737 thousand lines installed at the end of 2004, an increase of 0.1% and 0.5% compared to 3Q04 and 4Q03, respectively.

At the end of the quarter, we had 9,503 thousand lines in service.

Local traffic increased 1.6% compared to 3Q04.

Inter-network traffic increased 7.5% compared to 3Q04, mainly due to the VC-2 and VC-3 traffic increase of 35.2% and 50.0%, respectively.

Mobile Telephony

After its first quarter of operations, our mobile network had 622.3 thousand accesses in service, of which 33.1% were post-paid.

Data Communications

At the end of 4Q04, we had 535.5 thousand ADSL accesses in service, which represents a growth of 89.9% compared to 4Q03.

BrTurbo consolidated its leadership in Region II, with 266 thousand clients at the end of 4Q04, a 146% increase compared to 4Q03.

Financial Performance

Net revenues of R$2,466.1 million in 4Q04; an increment of 4.5% and 19.0% compared to 3Q04´s and 4Q03´s net revenues, respectively.

Measured service revenues increased by 4.0% compared to 3Q04, reflecting rate adjustments and the increase in traffic.

Fixed-line ARPU (net revenues/ Avg. LIS/month) of R$83.9 in 4Q04, compared to R$81.8 in 3Q04.

Mobile telephony revenues (excluding revenues derived from Brasil Telecom S.A.) of R$87.9 million in 4Q04, including R$69.7 million in merchandise sales (handsets and accessories).

Trailing 12M
Highlights

Increase of 89.9% in the ADSL accesses in service

Net revenue grew by 14.5%, to R$9.1 billion

Data communications revenues reached R$1.24 billion, a 49.1% growth

EBITDA of R$3.6 billion, an increase of 7.9%

EBITDA Margin of 39.3%

Net debt 19.2% lower

2004 cost of debt of 11.1% p.a., or 68.7% of the CDI

Free cash flow of R$744.3 million

Net earnings adjusted by goodwill of R$376.2 million, a 39.8% growth

Interest on shareholder’s equity of R$393.6 million, an increase of 29.5%

Our ISPs´ customer base reached 5 million

Inter-network revenues increased 6.1% compared to the previous quarter, mainly due to increase in fixed-to-mobile traffic and the use of the Carrier Selection Code (“CSC”) 14 in calls made by mobile operator clients.

Data communications and other services revenues of R$374.0 million in 4Q04, an increase of 47.8% year-on-year and 16.4% sequentially.

EBITDA in 4Q04 was of R$767.0 million. The EBITDA margin was of 31.1% in 4Q04. The consolidated EBITDA margin, excluding the impact of Brasil Telecom GSM, was of 41.1% in 2004.

As of December 2004, Brasil Telecom’s consolidated total debt was of R$4,708.2 million, 3.2% lower than in 3Q04.

Mobile telephony ARPU of R$35.0 in 4Q04, while the subscriber acquisition cost was of R$205.9 in the same period. Both indicators exceeded expectations.

Interconnection costs totaled R$647.2 million in 4Q04, a 6.1% increase compared to the previous quarter.

The dollar-denominated debt represented 14.5% of the total debt, amounting to R$681.2 million at the end of 4Q04.

Debt denominated in foreign currency represented 32.3% of total debt.

Brasil Telecom hedged 50.4% of its debt denominated in foreign currency, so that 16.3% of its total debt was exposed to exchange rate risk.

R$ Million	Dec/03	Sep/04	Dec/04	Δ Quarter	Δ 12 Months

Total Debt	3,790.0	4,865.1	4,708.2	-3.2%	24.2%
(-) Cash	1,956.7	3,400.4	3,226.6	-5.1%	64.9%
Net Debt	1,833.3	1,464.7	1,481.6	1.2	-19.2%

The 2004 cost of debt was 11.1% p.a., equivalent to 68.7% of the domestic inter-bank rate (CDI).

Consolidated net debt (excluding inter-company debt and debentures raised from our parent company) was of R$1,481.6 million, as of December, a reduction of 19.2% in 2004.

Consolidated net debt as a percentage of shareholders’ equity of 24.2% in 4Q04 compared to 23.3% in 3Q04.

In 4Q04, Brasil Telecom generated a positive operating cash flow of R$722.8 million.

The trailing 12-month free cash flow was R$744.3 million, calculated by subtracting from the operating cash flow the cash flow from investment activities and the interest paid.

Net earnings adjusted by goodwill in 4Q04 were R$73.3 million, compared to net losses of R$110.6 million in 4Q03. In the year, net earnings adjusted by goodwill were R$376.2 million, compared to R$269.2 million in 2003.

Financial Indicators

Financial Indicators	4Q03	3Q04	4Q04	Δ Quarter	Δ 12 Months

EBITDA* / Interest Expenses	6.59	8.24	6.16	-25.2%	-6.5%
Net Debt / EBITDA* (x4)	0.49	0.37	0.48	29.8	-1.0%
Total Debt / (EBITDA* + Financial Revenue) (x4)	0.91	1.14	1.21	6.2%	33.6%
EBITDA* (x4) / Lines in Service	R$ 381	R$410	R$323	-21.3%	-15.4%
EBITDA* (x4) / Employees (thousand)	R$ 723	R$715	R$529	-26.1%	-26.9%

* EBITDA without effects of non-recurrent itens.

INCOME STATEMENTS

Table 1: Consolidated Income Statement - Brasil Telecom Participacoes S.A.

R$ Million	4Q03	3Q04	4Q04	Δ Quarter	Δ 12 Months	12M03	12M04	Δ Year

GROSS REVENUES	2,899.8	3,315.2	3,502.0	5.6%	20.8%	11,077.4	12,763.4	15.2%
Fixed Telephony	2,646.7	2,993.8	3,040.1	1.5%	14.9%	10,247.5	11,438.1	11.6%
Local Service	1,162.7	1,218.3	1,262.5	3.6%	8.6%	4,432.6	4,710.8	6.3%
Public Telephony	115.4	128.4	123.2	-4.0%	6.8%	394.5	478.8	21.4%
Long Distance Service	377.1	478.3	444.9	-7.0%	18.0%	1,450.5	1,723.7	18.8%
Fixed-Mobile Calls	613.9	805.5	854.4	6.1	39.2%	2,536.0	3,100.2	22.2%
Interconnection	215.7	182.6	178.1	-2.4%	-17.4%	835.3	731.3	-12.5%
Lease of Means	60.9	53.9	66.7	23.6	9.5%	215.5	239.1	11.00%
Supplementary and Value Added Services	94.0	117.2	100.7	-14.1%	7.0%	356.4	421.0	18.1%
Other	7.0	9.7	9.7	-0.7%	38.3%	26.7	33.2	24.4%
Mobile Telephony	-	-	87.9	N.A.	N.A.	-	87.9	N.A.
Data Transmission	253.1	321.3	374.0	16.4	47.8%	829.9	1,237.4	49.1%

Deductions	(826.6)	(954.3)	(1,036.0)	8.6%	25.3%	(3,162.2)	(3,698.6)	17.0%
NET REVENUES	2,073.2	2,360.9	2,466.1	4.5%	19.0%	7,915.2	9,064.9	14.5%

COSTS & OPERATING EXPENSES	(1,498.9)	(1,376.5)	(1,699.1)	23.4	13.4%	(4,611.1)	(5,499.4)	19.3%
Personnel	(145.7)	(106.1)	(125.3)	18.2	-14.0%	(434.1)	(428.2)	-1.4%
Materials	(24.6)	(23.6)	(137.3)	483.0	458.0%	(89.8)	(208.7)	132.5%
Subcontracted Services	(365.1)	(369.5)	(486.3)	31.6	33.2%	(1,297.0)	(1,578.4)	21.7%
Interconnection	(461.3)	(610.2)	(647.2)	6.1	40.3%	(1,772.1)	(2,298.9)	29.7%
Advertising and Marketing	(28.3)	(31.4)	(53.5)	70.3	89.3%	(85.5)	(133.6)	56.2%
Provisions and Losses	(410.6)	(163.7)	(256.4)	56.7	-37.5%	(658.0)	(665.7)	1.2%
Other	(63.3)	(72.1)	7.1	N.A.	N.A.	(274.6)	(186.0)	-32.3%

EBITDA	574.3	984.4	767.0	-22.1%	33.6%	3,304.1	3,565.4	7.9%
Depreciation and Amortization	(505.0)	(626.5)	(639.4)	2.1	26.6%	(2,081.6)	(2,463.9)	18.4%

OPERATING PROFIT BEFORE FINANCIAL RESULT	69.3	358.0	127.6	-64.4%	84.2%	1,222.5	1,101.5	-9.9%

Financial Result	(236.2)	(98.3)	(356.9)	263.2	51.1%	(914.1)	(793.4)	-13.2%
Financial Revenues	106.6	82.4	205.2	149.2	92.5%	395.8	616.9	55.9%
Financial Expenses	(244.6)	(180.6)	(324.4)	79.6	32.6%	(1,005.9)	(1,016.7)	1.1%
Interest on Shareholders' Equity	(98.2)	-	(237.8)	N.A.	142.1%	(304.0)	(393.6)	29.5%

OPERATING PROFIT AFTER FINANCIAL RESULT	(166.9)	259.7	(229.3)	N.A.	37.4%	308.4	308.1	-0.1%

Non-Operating Revenues (Expenses)	(365.5)	(33.3)	9.9	N.A.	N.A.	(473.4)	(168.0)	-64.5%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%	(124.0)	(124.0)	0.0%
Other	(334.5)	(2.3)	40.9	N.A.	N.A.	(349.4)	(44.0)	-87.4%

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(532.5)	226.4	(219.4)	N.A.	-58.8%	(165.0)	140.0	N.A.

Income and Social Contribution Taxes	154.7	(90.5)	51.0	N.A.	-67.0%	1.4	(120.9)	N.A.

EARNINGS BEFORE PROFIT SHARING	(377.8)	135.8	(168.4)	N.A.	-55.4%	(163.7)	19.1	N.A.

Profit Sharing	32.4	(13.6)	(14.8)	8.8	N.A.	(3.5)	(58.1)	N.A.

Minority Interest	105.6	(37.0)	(13.0)	-65.0%	N.A.	8.4	(102.4)	N.A.

EARNINGS BEFORE REVERSION OF INTEREST ON SHAREHOLDERS' EQUITY	(239.8)	85.2	(196.2)	N.A.	-18.2%	(158.8)	(141.4)	-11.0%

Reversion of Interest on Shareholders' Equity	98.2	-	237.8	N.A.	142.1%	304.0	393.6	29.5%

NET EARNINGS	(141.6)	85.2	41.6	-51.2%	N.A.	145.1	252.2	73.8%

Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0	0.0%	124.0	124.0	0.0%

NET EARNINGS ADJUSTED BY GOODWILL AMORTIZATION	(110.6)	116.2	72.6	-37.5%	N.A.	269.2	376.2	39.8%

Net Earnings (Losses)/1,000 shares - R$	(0.3971)	0.2367	0.1155	-51.2%	N.A.	0.4069	0.7005	72.2%
Net Earnings (Losses)/ADR - US$	(0.6872)	0.4140	0.2176	-47.4%	N.A.	0.7042	1.3196	87.4%

Table 2: Consolidated Income Statement - Brasil Telecom GSM

R$ Million	4Q04

GROSS REVENUES	102.3
Subscription	10.2
Utilization	5.7
Roaming	0.2
Interconnection	16.0
Other Revenues	0.2
Data Transmission	0.3
Merchandise Sales (Handsets and Accessorie	69.7
Deductions	(23.3)
NET REVENUES	79.0

COSTS & OPERATING EXPENSES	(223.6)
Personnel	(11.5)
Materials	(116.0)
Subcontracted Services	(43.9)
Interconnection	(7.8)
Advertising and Marketing	(24.2)
Provisions and Losses	(1.9)
Other	(18.3)

EBITDA	(144.6)
Depreciation and Amortization	(28.7)

OPERATING PROFIT BEFORE FINANCIAL RESULT	(173.3)

Financial Result	(6.5)
Financial Revenues	11.1
Financial Expenses	(17.6)

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(179.8)

Income and Social Contribution Taxes	60.7

NET EARNINGS (LOSSES)	(119.1)

Note: Statement does not consider inter-company eliminations with Brasil Telecom S.A.

Operating Performance

Fixed-Line Telephony

Network

Table 3: Network

PLANT	4Q03	3Q04	4Q04	Δ Quarter	Δ 12 Months

Lines Installed (Thousand)	10,686.5	10,725.4	10,737.2	0.1%	0.5%
Additional Lines Installed (Thousand)	8.9	13.8	11.8	-14.1%	33.0%

Lines in Service - LIS (Thousand)	9,850.9	9,604.3	9,503.1	-1.1%	-3.5%
Residential	7,166.1	6,685.4	6,444.9	-3.6%	-10.1%
Non-Residential	1,565.6	1,451.5	1,433.0	-1.3%	-8.5%
Public Telephones	296.3	296.0	295.9	0.0%	-0.1%
Pre-paid	266.4	284.6	297.1	4.4%	11.5%
Hybrid Terminals	10.8	267.2	408.3	52.8%	N.A.
Other (including PBX)	545.7	619.5	623.9	0.7%	14.3%
Additional LIS (Thousand)	41.7	(42.4)	(101.2)	138.6%	N.A.

Average LIS (Thousand)	9,830.0	9,625.5	9,553.7	-0.7%	-2.8%

LIS/100 Inhabitants	23.4	22.7	22.4	-1.3%	-4.3%
Public Telephones/ 1,000 Inhabitants	7.0	7.0	7.0	-0.3%	-1.0%
Public Telephones/100 Lines Installed	2.8	2.8	2.8	-0.1%	-0.60%

Utilization Rate	92.2%	89.5%	88.5%	-1.0 p.p.	-3.7 p.p.

Digitization Rate	99.0%	99.6%	99.7%	0.1 p.p.	0.7 p.p.

Fixed-line Network	In 4Q04, Brasil Telecom installed 11.8 thousand lines, closing the quarter with 10.7 million terminals, an increase of 50.7 thousand lines from the same period in 2003.

The plant in service totaled 9.5 million lines in 4Q04. Brasil Telecom continued the process of detecting delinquent lines, disconnecting lines without prospects of returning to the active base in the medium term and transferring some of the clients who negotiated their obligations to the hybrid plan (LigMix).

Additionally, the increase of 52.8% in the number of hybrid terminals was a result of the Company’s initiative to encourage the migration of clients that were on default or who subscribed to alternative plans. Over the past quarters, Brasil Telecom has been concentrating its efforts to identify the usage profile of its clients, allocating them to the appropriate plan with the objective of reducing delinquency and increasing fixed-line telephony ARPU.

Traffic

Table 4: Traffic

TRAFFIC	4QO3	3QO4	4QO4	Δ Quarter	Δ 12 Months

Exceeding Local Pulses (Million)	2,927.4	2,730.0	2,772.5	1.6%	-5.3%

Long Distance Minutes (Million)	1,559.4	1,638.0	1,436.5	-12.3%	-7.9%

Fixed-Mobile Minutes (Million)	991.0	1,098.4	1,180.3	7.5%	19.1%

Exceeding Pulses/Average LIS/Month	99.3	94.5	96.7	2.3%	-2.5%
LD Minutes/Average LIS/Month	52.9	56.7	50.1	-11.6%	-5.2%
Fixed-Mobile Minutes/Average LIS/Month	33.6	38.0	41.2	8.3%	22.6%

Billed Pulses	Billed pulses traffic (exceeding local pulses) increased by 1.6% compared to 3Q04, to 2.8 billion. Local traffic has increased for the third quarter in a row.

Long Distance Traffic

Since September, a new regulation approved by Anatel has been effective, establishing a new division of the fixed-line telephony local areas in the country. According to this regulation, calls between close localities (conurbations), which were previously considered long distance calls, are now considered local calls. Although this change has affected long distance traffic, it did not have the same impact on billed pulses traffic, as the majority of this local traffic is used as part of the monthly free minutes to which subscribers are eligible. As a result long distance traffic decreased by 12.3% quarter-on-quarter, to 1.4 billion minutes.

LD Market Share

Brasil Telecom closed the fiscal year 2004 well positioned in the long distance segment, with a 48.9% and 26.6% (quarterly average) market share in the interregional and international long distance segments, achieved in last than one year of operations.

Sequentially, our quarterly average long distance market share increased 0.4 p.p. in the intra-state segment and 1.4 p.p. in the inter-state segment, to 91.2% and 82.3%, respectively.

Graph 1: DLD Market Share*

* Historical data has been updated to reflect the exclusion of traffic generated by administrative-use terminals and public telephones.

Inter-Network Traffic

Inter-network traffic increased by 7.5% in 4Q04 compared to 3Q04, mainly due to the 16.3% increase in the number of mobile phones in the Region in the quarter, to 19.7 million mobile accesses in service at the end 2004, of which 3.2% were part of Brasil Telecom GSM’s network.

The use of the CSC 14 in calls made from mobile phones and the use of the CSC 14 in calls terminating outside Region II resulted in a change of profile in the inter-network traffic throughout the year. Of the total inter-network traffic in the 4Q04, 76.8% corresponded to VC-1 calls, while 15.1% corresponded to VC-2 calls and 8.2% to VC-3 calls. A year ago, VC-2 and VC-3 calls corresponded to only 6.4% and 1.5%, respectively.

Mobile Telephony

Table 5: Operational Data

Key Operational Data	4Q04

Clients	622,295
Post-Paid	205,716
Pre-Paid	416,579
Gross Additions	626,526
Post-Paid	209,497
Pre-Paid	417,029
Cancellations	4,231
Post-Paid	3,781
Pre-Paid	450
Annualized Churn	1.4%
Market Share	3.2%
Served Localities	626
Base Stations	1,632
Switches	3
Employees	881

Mobile Network

The launch of Brasil Telecom GSM was a success, exceeding all expectations in its first quarter of commercial operations. At the end of 4Q04, the mobile network had 622.3 thousand accesses in service. Christmas sales, leveraged by the Pula-Pula launch promotion, resulted in net adds of 368.4 thousand in December.

Graph 2: Mobile Network

Client Base Mix

The mobile network had 205.7 thousand post-paid subscribers at the end of 4Q04, or 33.1% of the client base. This mix reflects good brand awareness in the corporate segment and the attentiveness of our clients to the benefits of convergence.

Market Share	At the end of 4Q04, Brasil Telecom GSM achieved a 3.2% market share in its operational area.

Coverage

In deciding to initiate its commercial operations with a wide GSM coverage, Brasil Telecom covered 626 localities with its mobile operations at the end of 4Q04, which represented 81.2% of the population of Region II.

Data Communications

Broadband

ADSL Accesses	Brasil Telecom increased its ADSL accesses in service by 89.9% in one year, to 535.5 thousand accesses at the end of 4Q04.

Graph 3: ADSL Accesses

Internet Providers

Together, our internet service providers - iG, iBest and BrTurbo - served approximately 5 million clients at the end of 4Q04, which make us the largest internet service provider in Latin America and one of the 15 largest providers worldwide.

BrTurbo

BrTurbo consolidated its broadband market leadership in Region II, with 266 thousand clients at the end of 4Q04, 146% higher than in 4Q03. As a result, approximately 50% of the ADSL accesses we provide in Region II are to our BrTurbo customers.

iBest

iBest is the leading free internet company in Region II with a 43% market share at the end of 4Q04. With 1.6 million active users, iBest is the second largest dial-up internet access provider in Brazil. In 2004, iBest generated 16.6 billion minutes and organized the largest Internet Award in Brazil, the “Prêmio iBest”, with more than 25 thousand registered websites.

iG

At the end of 4Q04, iG had more than three million active users and 7.7 million active email accounts. Besides being the largest dial-up internet access provider in Brazil, iG is also the largest wireless content portal, with a market share of more than 30%.

Financial Performance

Revenues

Table 6: Consolidated Operating Gross Revenues

R$ Million	4Q03	3Q04	4Q04	Δ Quarter	Δ 12 Months	12MO3	12M04	Δ Year

GROSS REVENUES	2,899.8	3,315.2	3,502.0	5.6%	20.8%	11,077.4	12,763.4	15.2%

FIXED TELEPHONY	2,646.7	2,993.8	3,040.1	1.5%	14.9%	10,247.5	11,438.1	11.6%
Local Service	1,162.7	1,218.3	1,262.5	3.6%	8.6%	4,432.6	4,710.8	6.3%
Activation	8.9	7.7	7.3	-5.2%	-17.7%	35.5	33.5	-5.8%
Basic Subscription	745.8	800.6	832.2	3.9%	11.6%	2,858.0	3,110.0	8.8%
Measured Service	378.7	386.7	402.0	4.0%	6.1%	1,427.2	1,474.5	3.3%
Lease of Lines	0.4	0.4	0.4	-4.1%	-1.8%	1.7	1.6	-4.0%
Other	28.9	22.8	20.5	-10.0%	-28.8%	110.2	91.1	-17.3%

Public Telephony	115.4	128.4	123.2	-4.0%	6.8%	394.5	478.8	21.4%

Long Distance Service	377.1	478.3	444.9	-7.0%	18.0%	1,450.5	1,723.7	18.8%
Intea-Region	376.9	404.1	358.4	-11.3%	-4.9%	1,450.0	1,435.1	-1.0%
Inter-Region	-	67.0	74.3	11.0	N.A.	-	214.8	N.A.
International / Borderline	0.1	7.2	12.1	68.0%	8308.3%	0.6	31.6	5523.6%

Inter-Network Calls	613.9	805.5	854.4	6.1%	39.2%	2,536.0	3,100.2	22.2%
VC-1	525.8	562.8	553.4	-1.7%	5.3%	2,062.8	2,180.9	5.7%
VC-2	69.5	156.1	183.7	17.6	164.3%	399.9	613.8	53.5%
VC-3	18.6	86.3	115.4	33.7	520.8%	73.2	303.0	313.8%
International	0.2	2.0	844.1%	N.A.	2.4	N.A.

Interconnection	215.7	182.6	178.1	-2.4%	-17.4%	835.3	731.3	-12.5%
Fixed-Fixed	151.3	114.9	111.7	-2.8%	-26.1%	607.1	468.0	-22.9%
Mobile-Fixed	64.5	67.7	66.4	-1.9%	3.0%	228.2	263.3	15.4%

Lease of Means	60.9	53.9	66.7	23.6%	9.5%	215.5	239.1	11.0%

Supplementary and Value Added Services	94.0	117.2	100.7	-14.1%	7.0%	356.4	421.0	18.1%

Other	7.0	9.7	9.7	-0.7%	38.3%	26.7	33.2	24.4%

MOBILE TELEPHONY	-	-	87.9	N.A.	N.A.	-	87.9	N.A.
Subscription	-	-	10.2	N.A.	N.A.	-	10.2	N.A.
Utilization	-	-	5.5	N.A.	N.A.	-	5.5	N.A.
Roaming	-	-	0.2	N.A.	N.A.	-	0.2	N.A.
Interconnection	-	-	2.1	N.A.	N.A.	-	2.1	N.A.
Other Services	-	-	0.2	N.A.	N.A.	-	0.2	N.A.
Merchandise Sales (Handsets and Accessories)	-	-	69.7	N.A.	N.A.	-	69.7	N.A.

DATA COMMUNICATIONS	253.1	321.3	374.0	16.4%	47.8%	829.9	1,237.4	49.1%
Fixed	253.1	321.3	373.7	16.3%	47.7%	829.9	1,237.1	49.1%
Mobile	-	-	0.3	N.A.	N.A.	-	0.3	N.A.

Deductions	(826.6)	(954.3)	(1,036.0)	8.6%	25.3%	(3,162.2)	(3,698.6)	17.0%
NET REVENUES	2,073.2	2,360.9	2,466.1	4.5%	19.0%	7,915.2	9,064.9	14.5%

Note: Revenues previously recorded as Other were reclassified as Data Communications Revenues.

Graph 4: Gross Revenues Breakdown

Local Service

Gross local service revenues reached R$1,262.5 million in 4Q04, 8.6% higher than in 4Q03 and 3.6% higher compared to 3Q04, mainly as a result of an increase in billed pulses (measured service) and basic subscription fees.

Gross line activation revenues totaled R$7.3 million in 4Q04, 5.2% lower than in 3Q04, primarily due to the 6.5% reduction in the number of lines activated in the quarter, partially offset by the rate adjustment of 3.4%, effective from November 01, 2004 onwards. Brasil Telecom installed 337 thousand lines in the 4Q04, compared to 403 thousand lines in the previous quarter.

Basic subscription revenues reached R$832.2 million in the quarter, an increase of 3.9% compared to 3Q04, due to the rate adjustment of 4.7%, effective from November 01, 2004.

Billed pulses revenues totaled R$402.0 million in 4Q04, an increase of 4.0% compared to 3Q04. This increase is a result of a 1.6% increase in local traffic compared to 3Q04 and the rate adjustment of 3.6%, effective from November 01, 2004.

Public Telephony	Public telephony revenues reached R$123.2 million in 4Q04, a decrease of 4.0% compared to 3Q04, explained by sales seasonality, and an increase of 21.4% year-on-year.

Long-Distance

Long distance revenues reached R$444.9 million in 4Q04, a decrease of 7.0% compared to 3Q04. This was mainly due to the 12.3% decrease in traffic, which in turn, was a result of new regulation established by Anatel with a new division of the fixed-line telephony local areas in the country and seasonal avriations, typical of the last quarter of the year, with fewer business days. Such effects were partially offset by the rate adjustment of 4.7% in the DLD basket, effective from November 01, 2004.

Inter-Network

Gross revenue from inter-network calls reached R$854.4 million in 4Q04, a 6.1% increase compared to 3Q04, reflecting the 7.5% increase in inter-network traffic and the increase of VC-2 and VC-3 traffic in the inter-network call mix.

Interconnection

Interconnection revenues decreased by 2.4% compared to 3Q04, due to the increase in our market share in the long distance segments. This reduction was partially offset by the rate adjustment effective on November 01, 2004, which adjusted the Local Network Usage Rate (TU-RL) and the Intercity Network Usage Rate (TU-RIU) by 5.1%.

Data Communications

In 4Q04, data communications and other services revenues reached R$374.0 million, an increase of 16.4% compared to the previous quarter, due to the growth in data communications services such as VPN, Vetor, and Interlan, and also by the 17.4% increase in ADSL accesses.

Data communications revenues have been increasing as a percentage of total revenues. The segment increased its share from 8.7% of total revenues a year ago to 10.7% in 4Q04.

Graph 5: Data Communications Revenues

Mobile Telephony

Mobile telephony revenues totaled R$87.9 million in 4Q04, of which R$18.2 million were service revenues and R$69.7 million were revenues from the sale of handsets and accessories. Due to the quality of the client base mix (33.1% post-paid) 56.0% of total mobile telephony revenues derived from subscription revenues.

Gross Revenue Deductions

Gross revenue deductions reached R$1,036.0 million in 4Q04, representing 29.6% of the quarter’s gross revenue, compared to 28.7% in the previous quarter. The R$14.6 million increment in the quarter is explained by the application of a new ICMS (a state value-added tax) tax rate on internet ports, retroactive to January 2004.

Fixed-line ARPU	Fixed-line ARPU (net revenue/Average LIS/month) increased 2.6% in 4Q04, to R$83.9, compared to R$81.8 in 3Q04.

Mobile Telephony ARPU	Mobile telephony ARPU was of R$35.0 in 4Q04. Post-paid ARPU was of R$64.0, while pre-paid ARPU was of R$16.0.

Costs and Expenses

Table 7: Consolidated Operating Costs and Expenses

R$ Million	4Q03	3Q04	4Q04	Δ Quarter	Δ 12 Months	12M03	12M04	Δ Year

NET REVENUES	2,073.2	2,360.9	2,466.1	4.5%	19.0%	7,915.2	9,064.9	14.5%

Costs	(1,246.6)	(1,479.4)	(1,622.1)	9.6%	30.1%	(4,848.1)	(5,823.9)	20.1%
Personnel	(42.0)	(30.1)	(32.2)	7.1%	-23.3%	(129.4)	(120.2)	-7.1%
Materials	(23.2)	(22.0)	(113.4)	416.8%	389.0%	(84.3)	(180.3)	113.9%
Subcontracted Services	(623.9)	(774.0)	(831.2)	7.4%	33.2%	(2,370.5)	(2,959.7)	24.9%
Interconnection	(461.3)	(610.2)	(647.2)	6.1%	40.3%	(1,772.1)	(2,298.9)	29.7%
Other	(162.6)	(163.8)	(184.0)	12.3%	13.2%	(598.3)	(660.7)	10.4%
Depreciation and Amortization	(460.8)	(540.3)	(559.6)	3.6%	21.4%	(1,910.9)	(2,180.0)	14.1%
Other	(96.7)	(113.1)	(85.6)	-24.30	-11.4%	(353.0	(383.8)	8.7%

GROSS PROFIT	826.6	881.5	844.0	-4.3%	2.1%	3,067.1	3,241.0	5.7%

Sales Expenses	(158.4)	(145.4)	(257.4)	77.1%	62.6%	(521.9)	(675.6)	29.4%
Personnel	(44.9)	(36.1)	(46.9)	29.8%	4.3%	(140.0)	(146.4)	4.6%
Materials	(0.6)	(0.4)	(22.5)	5285.6%	3864.4%	(2.0)	(23.8)	1112.7%
Subcontracted Services	(110.8)	(106.7)	(178.4)	67.3%	61.0%	(369.9)	(488.2)	32.0%
Advertising and Marketing	(28.3)	(31.4)	(53.5)	70.3%	89.3%	(85.5)	(133.6)	56.2%
Other	(82.5)	(75.2)	(124.9)	66.0%	51.3%	(284.4)	(354.6)	24.7%
Depreciation and Amortization	(1.3)	(1.3)	(3.1)	138.6%	134.8%	(5.3)	(7.2)	34.9%
Other	(0.7)	(0.9)	(6.6)	636.4%	807.7%	(4.7)	(10.0)	111.1%

General and Administrative Expenses	(159.2)	(149.3)	(189.9)	27.2%	19.2%	(515.4)	(630.4)	22.3%
Personnel	(48.8)	(32.9)	(36.8)	11.7%	-24.6%	(138.5)	(133.6)	-3.5%
Materials	(0.6)	(0.7)	(0.7)	7.5%	30.4%	(2.3)	(2.6)	13.2%
Subcontracted Services	(97.4)	(105.2)	(140.6)	33.6%	44.3%	(335.1)	(453.3)	35.3%
Depreciation and Amortization	(7.9)	(6.6)	(7.6)	14.3%	-3.8%	(23.3)	(25.9)	11.4%
Other	(4.7)	(3.9)	(4.3)	9.7%	-8.6%	(16.3)	(15.0)	-7.8%

Information Technology	(84.1)	(84.4)	(106.8)	26.5%	26.9%	(297.9)	(354.0)	18.8%
Personnel	(9.9)	(6.9)	(9.5)	36.6%	-4.5%	(26.2)	(28.0)	6.8%
Materials	(0.3)	(0.5)	(0.7)	38.0%	142.1%	(1.3)	(2.2)	67.5%
Subcontracted Services	(22.6)	(25.2)	(36.8)	45.9%	63.1%	(79.2)	(109.7)	38.5%
Depreciation and Amortization	(40.1)	(46.6)	(53.8)	15.6%	34.3%	(139.6)	(187.4)	34.3%
Other	(11.3)	(5.1)	(5.9)	15.1%	-47.4%	(51.7)	(26.8)	-48.2%

Provisions and Losses	(410.6)	(163.7)	(256.4)	56.7%	-37.5%	(658.0)	(665.7)	1.2%
Doubtful Accounts	(102.6)	(97.9)	(129.5)	32.3%	26.2%	(298.0)	(410.3)	37.7%
Contingencies	(308.0)	(65.8)	(127.0)	93.0	-58.8%	(359.9)	(255.3)	-29.1%

Other Operating Revenues (Expenses)	55.1	19.2	94.1	389.0%	70.9%	148.6	186.2	25.3%
Goodwill Amortization	5.1	(31.7)	(15.3)	-51.5%	N.A.	(2.5)	(63.5)	2430.0%
Other	50.0	50.9	109.4	115.0%	119.0%	151.1	249.7	65.2%

OPERATING PROFIT BEFORE FINANCIAL RESULTS	69.3	358.0	127.6	-64.4%	84.2%	1,222.5	1,101.5	-9.9%

R$ Million	4Q03	3Q04	4Q04	Δ Quarter	Δ 12 Months	12M03	12M04	Δ Year

COSTS AND OPERATING EXPENSES	(2,003.9)	(2,002.9)	(2,338.5)	16.8%	16.7%	(6,692.7)	(7,963.4)	19.0%
Depreciation and Amortization	(505.0)	(626.5)	(639.4)	2.1%	26.6%	(2,081.6)	(2,463.9)	18.4%
Interconnection	(461.3)	(610.2)	(647.2)	6.1%	40.3%	(1,772.1)	(2,298.9)	29.7%
Subcontracted Services	(365.1)	(369.5)	(486.3)	31.6%	33.2%	(1,297.0)	(1,578.4)	21.7%
Personnel	(145.7)	(106.1)	(125.3)	18.2%	-14.0%	(434.1)	(428.2)	-1.4%
Provisions and Losses	(410.6)	(163.7)	(256.4)	56.7%	-37.5%	(658.0)	(665.7)	1.2%
Materials	(24.6)	(23.6)	(137.3)	483.0%	458.0%	(89.8)	(208.7)	132.5%
Advertising and Marketing	(28.3)	(31.4)	(53.5)	70.3%	89.3%	(85.5)	(133.6)	56.2%
Other	(63.3)	(72.1)	7.1	N.A.	N.A.	(274.6)	(186.0)	-32.3%

R$ Million	4Q03	3Q04	4Q04	Δ Quarter	Δ 12 Months	12M03	12M04	Δ Year

COSTS AND OPERATING EXPENSES	(2,003.9)	(2,002.9)	(2,338.5)	16.8%	16.7%	(6,692.7)	(7,963.4)	19.0%
(+) Depreciation and Amortization	505.0	626.5	639.4	2.1%	26.6%	2,081.6	2,463.9	18.4%
(+) Provisions and Losses	410.6	163.7	256.4	56.7%	-37.5%	658.0	665.7	1.2%
(+) Other	63.3	72.1	(7.1)	N.A.	N.A.	274.6	186.0	-32.3%
(=) CASH COST	(1,025.0)	(1,140.7)	(1,449.7)	27.1%	41.4%	(3,678.5)	(4,647.8)	26.4%

Graph 6: Operating Costs and Expenses Breakdown
(Excluding Depreciation, Provisions, Losses and Other)

3Q04 R$1,141 million	4Q04 R$1,450 million
Operating	Costs and Expenses Operating costs and expenses were impacted by the start-up of mobile operations, which makes a comparison of 4Q04 with previous quarters biased.

Operating	costs and expenses totaled R$2,338.5 million in 4Q04, compared to R$2,002.9 million in the previous quarter.

Operating Costs and Expenses

Operating costs and expenses were impacted by the start-up of mobile operations, which makes a comparison of 4Q04 with previous quarters biased.

Operating costs and expenses totaled R$2,338.5 million in 4Q04, compared to R$2,002.9 million in the previous quarter.

Operating costs and expenses excluding depreciation, amortization, provisions, losses, and other were of R$1,449.7 million in 4Q04, compared to R$1,140.7 million in 3Q04, an increase of 27.1% compared to the previous quarter. Costs and expenses in connection with mobile operations were fully accounted for in 4Q04. The increase in costs was mainly a result of an increase in material costs (+483.0%), advertising and marketing (+70.3%) and costs with subcontracted services (+31.6%).

Number of Employees

At the end of 4Q04, Brasil Telecom’s fixed telephony operation had 5,805 employees, compared to 5,509 in the previous quarter. This increase was mainly due to the consolidation of iG, which added 204 employees to our personnel.

As of December 2004, Brasil Telecom GSM had 881 employees, compared to 822 in 3Q04.

Personnel

Personnel costs and expenses reached R$125.3 million, an increase of 18.2% compared to the previous quarter, due to the consolidation of iG and the increase in the number of mobile telephony employees.

Subcontracted services

Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$486.3 million in 4Q04, a 31.6% increase compared to the previous quarter.

This increase is explained by items related to our mobile operations and by an increase in commission charges associated with ADSL sales and subcontracted stores, and rate adjustments in internal and external network maintenance contracts, call center contracts, and energy expenses.

Interconnection

Interconnection costs totaled R$647.2 million in 4Q04, a 6.1% increase compared to the previous quarter. The increase is a result of (i) inter-network traffic intensification, (ii) the increase of VC-2 and VC-3 traffic in the inter-network traffic mix, (iii) our growing market share in long distance calls terminating outside Region II, and (iv) the rate adjustment in connection with the TU-RL (Local Network Usage Rate) and the TU-RIU (Inter-city Network Usage Rate).

Advertising & Marketing	Expenses with advertising & marketing totaled R$53.5 million in 4Q04, an increase of 70.3% from the previous period, mainly associated with Brasil Telecom GSM’s Christmas campaigns.

Losses with Accounts Receivable/Gross Revenue

Losses with accounts receivable reached 3.7% in percentage of gross revenues terms in 4Q04 and 3.2% in 2004. Provisions for doubtful accounts totaled R$129.5 million in 4Q04, an increment of R$31.6 million compared to the previous quarter, mainly due to increased delinquency and risk of co-billing with mobile companies.

Accounts Receivable

Gross accounts receivable as a percentage of gross revenues fell from 68.9% in 3Q04 to 67.2% in 4Q04, the lowest value in the last 15 months, given that the increase in gross revenues was higher than the increase in accounts receivable in the period. Despite the rate adjustments applied during the quarter, gross accounts receivable as a percentage of gross revenues fell significantly, mainly due to our efforts to recover overdue balances through campaigns promoted during 4Q04.

Deducting provision for doubtful accounts in the amount of R$243.2 million, Brasil Telecom’s net accounts receivable totaled R$2,111.6 million at the end of 4Q04.

Graph 7: Accounts Receivable / Gross Revenues Ratio

Table 8: Gross Accounts Receivable

	Dec/03	Mar/04	Jun/04	Sep/04	Dec/04

Total (R$ Million)	2,042.7	2,099.0	2,145.9	2,284.4	2,354.8
Due	63.7%	60.6%	60.1%	61.5%	64.5%
Overdue (up to 30 days)	15.3%	16.2%	15.7%	17.3%	16.4%
Overdue (between 31-60 days)	4.9%	6.2%	6.3%	5.8%	5.7%
Overdue (between 61-90 days)	4.1%	4.4%	3.6%	3.5%	3.7%
Overdue (over 90 days)	12.1%	12.6%	14.3%	11.9%	9.7%

Provisions for Contingencies	In 4Q04, provisions for contingencies totaled R$127.0 million. During the quarter, we reevaluated labor, civil and legal tax proceedings due to recent judicial decisions.

Materials

Costs and Expenses with materials totaled R$137.3 million in 4Q04, an increase of 483.0% in comparison with 3Q04, mainly associated with costs of merchandise sold by Brasil Telecom GSM (handsets and accessories), which totaled R$113.6 million in the quarter.

Other Operating Costs and Expenses/Revenues

Other Operating Costs and Expenses/Revenues totaled R$7.1 million in the 4Q04. Despite the increase in expenses of R$60 million in connection with the application of the ICMS tax on IP ports, retroactive to January 2004, we had revenues of R$125 million in the quarter, associated with the agreement entered into with Embratel and the recovery of other expenses.

Ebitda

Table 9: EBITDA Margin – Gains and Losses

R$ Million	4Q03	Vertical	3Q04	Vertical	4Q04	Vertical

GROSS REVENUES	2,899.8	139.9%	3,315.2	140.4%	3,502.0	142.0%
Fixed Telephony	2,646.7	127.7%	2,993.8	126.8%	3,040.1	123.3%
Local Service	1,162.7	56.1%	1,218.3	51.6%	1,262.5	51.2%
Public Telephony	115.4	5.6%	128.4	5.4%	123.2	5.0%
Long Distance Service	377.1	18.2%	478.3	20.3%	445.5	18.1%
Fixed-Mobile Calls	613.9	29.6%	805.5	34.1%	853.8	34.6%
Interconnection	215.7	10.4%	182.6	7.7%	178.1	7.2%
Lease of Means	60.9	2.9%	53.9	2.3%	66.7	2.7%
Supplementary and Value Added Services	94.0	4.5%	117.2	5.0%	100.7	4.1%
Other	7.0	0.3%	9.7	0.4%	9.7	0.4%
Mobile Telephony	-		-		87.9	3.6%
Data Transmission	253.1	-30.6%	321.3	-33.7%	374.0	-36.1%

Deductions	(826.6)	-39.9%	(954.3)	-40.4%	(1,036.0)	-42.0%
NET REVENUES	2,073.2	100.0%	2,360.9	100.0%	2,466.1	100.0%

COSTS & OPERATING EXPENSES	(1,498.9)	-72.3%	(1,376.5)	-58.3%	(1,699.1)	-68.9%
Personnel	(145.7)	-7.0%	(106.1)	-4.5%	(125.3)	-5.1%
Materials	(24.6)	-1.2%	(23.6)	-1.0%	(137.3)	-5.6%
Subcontracted Services	(365.1)	-17.6%	(369.5)	-15.7%	(486.3)	-19.7%
Interconnection	(461.3)	-22.2%	(610.2)	-25.8%	(647.2)	-26.2%
Advertising and Marketing	(28.3)	-1.4%	(31.4)	-1.3%	(53.5)	-2.2%
Provisions and Losses	(410.6)	-19.8%	(163.7)	-6.9%	(256.4)	-10.4%
Other	(63.3)	-3.1%	(72.1)	-3.1%	7.1	0.3%

EBITDA	574.3	27.7%	984.4	41.7%	767.0	31.1%

EBITDA of R$767.0 million	Brasil Telecom’s EBITDA was R$767.0 million in 4Q04, R$192.7 million above 4Q03’s EBITDA, an increase of 33.6% year-on-year.

EBITDA Margin

In 4Q04, Brasil Telecom’s EBITDA margin reached 31.1%. The EBITDA margin for the fiscal year was of 39.3%. Excluding the negative impact of 1.8 p.p. of our mobile operations, the EBITDA margin for 2004 would have been 41.1%.

EBITDA/Avg LIS/month	In 4Q04, EBITDA/Average LIS/month reached R$26.8, 36.1% higher than in 4Q03.

Financial Result

Table 10: Consolidated Financial Result

R$ million	4Q03	3Q04	4Q04	Δ Quarter	Δ Year	12M03	12M04

Financial Revenue	106.6	82.4	205.2	149.2%	92.5%	395.8	616.9
Local Currency	95.3	100.69	145.86	44.99%	53.01%	341.16	516.41
Foreign Currency	11.3	(18.32)	59.38	-424.09%	424.89%	54.62	100.46
Financial Expense	(244.6)	(180.6)	(324.4)	79.6%	32.6%	(1,005.9)	(1,016.7)
Local Currency	(225.4)	(174.8)	(212.8)	21.7%	-5.6%	(882.7)	(796.8)
Foreign Currency	(19.2)	(5.8)	(111.5)	1822.8%	481.7%	(123.2)	(219.9)
Interest on Shareholders' Equity	(98.2)	-	(237.8)	N.A.	142.2%	(304.0)	(393.6)

Financial Result	(236.2)	(98.3)	(356.9)	263.1%	51.1%	(914.1)	(793.3)

Financial Result

In 4Q04, Brasil Telecom reported a negative net financial result of R$356.9 million, of which R$237.8 million refer to interest on shareholder’s capital. Excluding interest on shareholder’s capital, the financial result would have been negative R$119.1 million, compared to the negative result of R$98.3 million reported in 3Q04.

Other Items

Amortization of Reconstituted Goodwill

In 4Q04, Brasil Telecom amortized R$31.0 million in reconstituted goodwill regarding the acquisition of CRT (with no impact on cash flow and dividends distribution), accounted for as non-operating expenses.

Net Earnings

Net earnings totaled R$41.6 million in 4Q04 (R$0.1155/1,000 shares). Net earnings/ADR in the same period were of US$0.2176.

Net earnings adjusted by goodwill totaled R$73.3 million in 4Q04, reverting 4Q03´s net losses of R$110.6 million.

Balance Sheets

Table 11: Consolidated Balance Sheet – Brasil Telecom Participações S.A.

R$ Million	Dec/03	Dec/04

CURRENT ASSETS	4,681.1	6,742.1

Cash and Equivalents	1,956.7	3,226.6
Accounts Receivables (Net)	1,865.2	2,111.6
Deferred and Recoverable Taxes	701.0	841.5
Other Recoverable Amounts	108.9	326.9
Inventory	8.0	174.0
Other	41.3	61.5

LONG TERM ASSETS	1,623.6	1,647.4

Loans and Financing	132.6	126.5
Deferred and Recoverable Taxes	867.7	957.1
Other	623.4	563.8

PERMANENT ASSETS	10,016.5	10,332.4

Investment (Net)	338.6	519.2
Property, Plant and Equipment (Net)	9,031.8	8,887.0
Property, Plant and Equipment (Gross)	22,955.0	24,608.1
Accumulated Depreciation	(13,923.2)	(15,721.1)
Deferred Assets (Net)	646.1	926.3

TOTAL ASSETS	16,321.2	18,721.9

CURRENT LIABILITIES	3,747.2	4,613.4

Loans and Financing	1,697.0	856.6
Suppliers	936.1	1,769.8
Taxes and Contributions	466.3	822.0
Dividends Payable	322.7	436.2
Provisions	76.5	357.1
Salaries and Benefits	113.3	137.5
Consignment for Third Parties	51.9	114.4
Authorization for Services Exploration	-	44.1
Other	83.4	75.8

LONG TERM LIABILITIES	4,180.7	5,717.7

Loans and Financing	2,093.0	3,851.6
Provisions	1,128.5	886.5
Taxes and Contributions	672.2	697.9
Authorization for Services Exploration	211.8	261.5
Other	75.1	20.2

DEFERRED INCOME	11.4	74.0

MINORITY INTEREST	2,244.5	2,188.3

SHAREHOLDERS' EQUITY	6,137.3	6,128.5

Capital Stock	2,544.4	2,568.2
Capital Reserves	361.0	337.2
Profit Reserves	898.0	879.6
Retained Earnings	2,354.7	2,364.3
Treasury Shares	(20.8)	(20.8)

TOTAL LIABILITIES	16,321.2	18,721.9

Table 12: Balance Sheet – Brasil Telecom Participações S.A. - Holding

R$ Million	Dec/03	Dec/04

CURRENT ASSETS	834.2	1,191.0

Cash and Equivalents	490.9	828.8
Deferred Taxes	199.7	105.7
Other Recoverable Amounts	2.1	0.6
Dividends / Interest on Shareholders' Equity Receivable	138.1	250.2
Other	3.4	5.6

LONG TERM ASSETS	1,752.7	1,390.6

Loans and Financing	1,622.9	1,164.8
Deferred and Recoverable Taxes	125.6	223.5
Other	4.2	2.3

PERMANENT ASSETS	4,474.1	4,366.3

Investment (Net)	4,470.5	4,364.9
Property, Plant and Equipment (Net)	2.6	1.2
Property, Plant and Equipment (Gross)	56.7	57.2
Accumulated Depreciation	(54.1)	(55.9)
Deferred Assets (Net)	1.1	0.1

TOTAL ASSETS	7,061.0	6,947.8

CURRENT LIABILITIES	435.3	516.0

Loans and Financing	214.0	213.8
Suppliers	0.5	0.3
Taxes and Contributions	4.2	22.8
Dividends Payable	213.5	275.2
Salaries and Benefits	2.8	3.4
Consignment for Third Parties	0.1	0.2
Other	0.2	0.3

LONG TERM LIABILITIES	477.3	295.7

Loans and Financing	438.0	259.4
Taxes and Contributions	39.1	32.9
Other	0.2	3.4

SHAREHOLDERS' EQUITY	6,148.4	6,136.1

Capital Stock	2,544.4	2,568.2
Capital Reserves	361.0	337.2
Profit Reserves	898.0	879.6
Retained Earnings	2,365.7	2,371.9
Treasury Shares	(20.8)	(20.8)

TOTAL LIABILITIES	7,061.0	6,947.8

Table 13: Consolidated Balance Sheet – Brasil Telecom GSM

R$ Million	Dec/03	Dec/04

CURRENT ASSETS	15.3	633.2

Cash and Equivalents	3.2	214.7
Accounts Receivables (Net)	-	91.2
Deferred and Recoverable Taxes	0.8	149.6
Other Recoverable Amounts	2.5	8.8
Inventory	8.7	166.2
Other	0.0	2.7

LONG TERM ASSETS	3.1	112.0

Deferred and Recoverable Taxes	3.1	109.8
Other	0.0	2.3

PERMANENT ASSETS	303.3	1,450.3

Property, Plant and Equipment (Net)	281.0	1,149.1
Property, Plant and Equipment (Gross)	281.0	1,169.1
Accumulated Depreciation	-	(20.0)
Deferred Assets (Net)	22.3	301.2

TOTAL ASSETS	321.6	2,195.5

CURRENT LIABILITIES	46.4	834.0

Suppliers	43.6	687.0
Taxes and Contributions	0.4	81.5
Dividends Payable	1.2	4.8
Salaries and Benefits	0.9	6.6
Consignment for Third Parties	0.3	6.7
Authorization for Services Exploration	-	44.1
Other	-	3.4

LONG TERM LIABILITIES	211.8	250.8

Loans and Financing	-	0.4
Authorization for Services Exploration	211.8	250.3

SHAREHOLDERS' EQUITY	63.4	1,110.7

Capital Stock	63.4	1,218.0
Capital Reserves	-	11.8
Retained Earnings	-	(119.1)

TOTAL LIABILITIES	321.6	2,195.5

Indebtedness

Table 14: Indebtedness

Dec/04	Currency	Annual Cost	Maturity	% Total	Balance (R$ Million)

Short Term				18.2%	856.6
BNDES	R$	TJLP + 6.5%	dec/2007		15.6
BNDES	R$	TJLP + 3.85%	dec/2007		347.9
BNDES	R$	TJLP + 3.85%	oct/2007		82.1
BNDES	R$	Basket + 6.5%	dec/2007		36.0
BNDES	R$	Basket + 3.85%	nov/2007		12.4
Debentures	R$	TJLP + 4%	jul/2006		213.7
BNDES	R$	Basket + 5.5%	apr/2011		2.0
BNDES	R$	TJLP + 5.5%	apr/2011		8.3
BRDE	R$	IGP-M+12.0%	sep/2006		9.5
BB	R$	14%	jan/2008		5.2
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		41.7
Bonds - US$ 200 MM	US$	9.38%	feb/2014		21.0
Financial Institutions I	US$	Lib6 + 4.0%	mar/2006		11.7
Financial Institutions II	US$	Lib6 + 2.4%	dec/2005		9.5
Financial Institutions III	US$	Lib6 + 0.5%	jul/2008-jul/2012		11.2
Financial Institutions IV	Yen$	Jibor6 + 1.92%	mar/2011		3.5
Financial Institutions V	Yen$	3.65%	feb/2009		0.6
Suppliers I	US$	Lib3 + 2.95%	jun/2007		0.6
Suppliers II	US$	1.75%	feb/2014		0.2
Suppliers III	US$	Lib3 + 2.95%	jun/2007		0.2
Hedge Adjustment					23.8
Long Term				81.8%	3,851.6
BNDES	R$	TJLP + 6.5%	dec/2007		30.3
BNDES	R$	TJLP + 3.85%	dec/2007		765.1
BNDES	R$	TJLP + 3.85%	oct/2007		154.8
BNDES	R$	Basket + 6.5%	dec/2007		71.5
BNDES	R$	Basket + 3.85%	nov/2007		24.5
Debentures	R$	TJLP + 4%	jul/2006		259.2
BNDES	R$	Basket + 5.5%	apr/2011		129.1
BNDES	R$	TJLP + 5.5%	apr/2011		608.4
BRDE	R$	IGP-M+12.0%	sep/2006		7.2
BB	R$	14%	jan/2008		10.4
BRB	R$	2.47%	jan/2034		0.4
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		500.0
Bonds - US$ 200 MM	US$	9.38%	feb2014		530.9
Financial Institutions I	US$	Lib6 + 4.0%	mar/2006		5.7
Financial Institutions III	US$	Lib6 + 0.5%	jul/2008-jul/2012		61.2
Financial Institutions IV	Yen$	Jibor6 + 1.92%	mar/2011		559.5
Financial Institutions V	Yen$	3.65%	feb/2009		2.0
Financial Institutions VI	US$	0.00%	dec/2015		26.4
Suppliers I	US$	Lib3 + 2.95%	jun/2007		0.8
Suppliers II	US$	1.75%	feb/2014		1.7
Suppliers III	US$	Lib3 + 2.95%	jun/2007		0.2
Hedge Adjustment					102.3
Total Debt				100.0%	4,708.2

Total Debt

As of December 2004, Brasil Telecom’s consolidated total debt was of R$4,708.2 million, 3.2% lower than the amount reported in 3Q04. In 4Q04, the Company paid R$400 million in principal and R$33.8 million in interest, in connection with the 2nd public debentures of Brasil Telecom, which matured on December 01. On October 26, Brasil Telecom received another tranche of the loan raised with BNDES in the amount of R$342.4 million, of which R$282.7 million bear interest of TJLP + 5.5 p.a. and R$59.7 million bear interest of Cesta de Moedas (Currency Basket) + 5.5 p.a. With this tranche, we have raised a total of R$ 742.4 million from BNDES in 2004.

Net Debt	Net debt totaled R$1,481.6 million, a 1.2% increase from September 2004, due to a R$173.9 million reduction in the cash and cash equivalent. In 2004, the net debt decreased by 19.2%.

Table 15: Indebtedness by Currency

Debt BRP (R$ Million)	Dec 2003	Sep 2004	Dec 2004	Δ Quarter	Δ Year

Short Term	1,697.0	1,220.3	856.6	-29.8%	-49.5%
In R$	1,581.1	1,101.8	724.0	-34.3%	-54.2%
In US$	37.3	42.5	54.4	27.9%	45.7%
In Yen	0.0	0.8	4.0	391.9%	N.A.
In Currency Basket	55.0	53.5	50.4	-5.8%	-8.3%
Hedge Adjustment	23.6	21.6	23.8	10.2%	1.1%
Long Term	2,093.0	3,644.8	3,851.6	5.7%	84.0%
In R$	1,798.6	2,147.3	2,335.8	8.8%	29.9%
In US$	109.3	680.4	626.8	-7.9%	473.4%
In Yen	0.0	562.7	561.4	-0.2%	N.A.
In Currency Basket	154.0	190.4	225.2	18.3%	46.2%
Hedge Adjustment	31.1	63.9	102.3	60.1%	228.8%
Total Debt	3,790.0	4,865.1	4,708.2	-3.2%	24.2%
(-) Cash	1,956.7	3,400.4	3,226.6	-5.1%	64.9%
Net Debt	1,833.3	1,464.7	1,481.6	1.2%	-19.2%

Long term debt

As of December 2004, 81.8% of the total debt was long-term debt, compared to 55.2% in December 2003, reflecting the Company’s success in increasing debt maturity. Brasil Telecom’s debt had the following amortization schedule:

Table 16: Amortization Schedule of Long Term Debt

Maturity	% Long Term Debt

2006	25.2%
2007	20.3%
2008	9.8%
2009	20.4%
2010	7.4%
2011 and after	17.0%

Foreign currency Denominated Debt

As of December 2004, debt exposed to exchange variation amounted to R$1,522.3 million, of which R$681.2 million were denominated in US dollars, R$275.6 million were currency basket denominated and R$565.5 million were denominated in yens.

As of December 30, 2004, Brasil Telecom Participações S.A. had 50.4% of the debt exposed to exchange rate variation hedged.

Cost of Debt	Brasil Telecom’s consolidated debt had a year-to-date cost of 11.1% p.a. , equivalent to 68.7% of CDI.

Financial Leverage	As of December 31, 2004, Brasil Telecom’s financial leverage - net debt to shareholders’ equity ratio - was equal to 24.2%, compared to 29.9% in December 2003.

Investments in Permanent Assets

Table 17: Breakdown of Investments in Permanent Assets

R$ Million	4Q03	3Q04	4Q04	Δ Quarter	Δ 12 Months	12M03	12M04	Δ Year

Network Expansion	159.0	107.2	240.5	124.4%	51.3%	674.3	571.5	-15.3%
Conventional Telephony	62.7	20.0	95.4	378.2%	52.3%	302.8	179.7	-40.7%
Transmission Backbone	5.4	10.3	22.2	116.0%	308.9%	57.3	49.2	-14.2%
Data Network	61.2	74.1	108.7	46.7%	77.7%	264.9	300.0	13.2%
Intelligent Network	19.8	0.6	5.2	702.6%	-73.8%	28.8	26.3	-8.8%
Network Management Systems	7.6	0.1	2.9	2039.3%	-62.3%	14.7	4.3	-70.7%
Other	2.3	2.0	6.0	198.0%	160.0%	5.9	12.0	104.9%
Network Operation	68.2	71.9	85.3	18.6%	25.0%	251.6	270.2	7.4%
Public Telephony	0.2	0.7	0.9	37.2%	434.8%	8.3	3.1	-63.1%
Information Technology	81.8	41.2	106.0	157.5%	29.6%	210.1	216.1	2.8%
Expansion Personnel	18.5	19.8	19.1	-3.7%	3.5%	83.0	80.5	-3.0%
Other	24.3	13.7	162.1	1080.6%	567.6%	392.2	542.4	38.3%
Expansion Financial Expenses	(0.2)	(17.6)	6.5	N.A.	N.A.	61.3	8.0	-86.9%

Total - Fixed Telephony	351.7	236.9	620.3	161.9%	76.4%	1,680.9	1,691.7	0.6%

R$ Million	4Q03	3Q04	4Q04	Δ Quarter	Δ Year	12M03	12M04	Δ Year

Brasil Telecom GSM	39.3	486.4	415.2	-14.6%	956.3%	72.3	1,099.6	1421.0%
Expansion Financial Expenses	9.2	16.3	2.7	-83.5%	-70.9%	36.9	76.1	106.4%

Total - Mobile Telephony	48.6	502.7	417.9	-16.9%	760.7%	109.2	1,175.7	977.1%

Total Investment in Permanent Assets	400.2	739.6	1,038.2	40.4%	159.4%	1,790.0	2,867.4	60.2%

Investments in permanent assets

Brasil Telecom investments totaled R$1,038.2 million in 4Q04, of which R$470.5 million relate to fixed telephony, R$417.9 million to mobile telephony, and R$149.8 million to the acquisition of iG.

In 2004, Brasil Telecom invested R$2,867.4 million, an increase of 60.2% compared to 2003, due to the implementation of the mobile network and acquisitions. Regarding fixed-line telephony, investments were 8.2% lower than in 2003, totaling R$1,215.6 million in 2004. Investments in mobile telephony amounted to R$1,175.7 million in 2004 (of which R$171 million relate to pre-operational costs and expenses); since part of 2005´s investments were spent in 2004, so as to offer a wide GSM coverage in Region II. Lastly, R$476,1 million were invested in the acquisitions of MetroRed, Vant, and iG.

Cash flow

Table 18: Consolidated Cash flow

R$ Million	4Q03	3Q04	4Q04	12M03	12M04

OPERATING ACTIVITIES
(+) Net Income	(141.6)	85.2	41.6	145.1	252.2
(+) Minority	(105.6)	37.0	13.0	(8.4)	102.4
(+) Items with	1,600.7	913.4	1,090.4	4,126.4	4,166.7
Depreciation and Amortization	536.0	657.5	671.2	1,654.6	2,588.7
Losses with Accounts Receivable from Services	67.8	95.5	69.0	268.8	353.8
Provision for Doubtful Accounts	34.8	5.7	50.0	29.3	56.6
Provision for Contingencies	309.7	51.6	127.0	361.6	255.3
Deferred Taxes	153.2	(66.0)	121.8	211.6	290.2
Result from the Write-off of Permanent Assets	329.8	17.8	(24.1)	348.0	56.0
Financial Expenses	176.5	140.4	71.9	702.0	553.9
Other Expenses/Revenues with no Cash Effects	10.5	11.0	3.7	17.1	12.3
(-) Equity Changes	347.0	220.7	422.2	1,021.7	1,357.7
(=) Cash Flow from Operating Activities	1,006.5	815.0	722.8	3,241.4	3,163.7

INVESTMENT ACTIVITIES

Financial Investments	(2.0)	(0.5)	3.9	3.0	3.4
Investment Suppliers	56.5	415.3	299.3	13.6	765.6
Funds from Sales of Permanent Assets	2.2	2.3	1.4	19.1	7.4
Investments in Permanent Assets	(363.1)	(757.1)	(930.6)	(1,658.4)	(2,754.6)
Other Investment Flows	0.0	(0.4)	5.1	(5.2)	-
(=) Cash Flow from Investment Activities	(306.4)	(340.6)	(620.9)	(1,627.9)	(1,978.2)

FINANCING ACTIVITIES
Dividens/Interests on Shareholders' Equity paid in the Period	1.1	(0.8)	(2.4)	(179.8)	(258.1)
Loans and Financing	(345.3)	407.4	(229.2)	(1,032.8)	366.7
Loans Obtained	1.0	840.2	418.3	84.7	2,427.0
Loans Paid	(167.8)	(322.6)	(541.0)	(557.4)	(1,619.1)
Interest Paid	(178.4)	(110.2)	(106.5)	(560.1)	(441.1)
Change in Shareholders' Equity	(0.0)	5.4	5.6	(9.2)	19.5
Other Financing Flows	(3.4)	7.8	(49.8)	(31.3)	(43.7)
(=) Cash Flow from Financing Activities	(347.7)	419.8	(275.8)	(1,253.0)	84.5

CASH FLOW OF THE PERIOD	352.5	894.2	(173.9)	360.5	1,269.9

Cash and Cash Equivalents - current balance	1,956.7	3,400.4	3,226.6	6,541.0	12,053.8
Cash and Cash Equivalents - previous balance	1,604.2	2,506.3	3,400.4	6,180.5	10,783.9
Variation in Cash and Cash Equivalents	352.5	894.2	(173.9)	360.5	1,269.9

OPERATING CASH FLOW	1,006.5	815.0	722.8	3,241.4	3,163.7
(-) Cash Flow from Investmenting Activities	(306.4)	(340.6)	(620.9)	(1,627.9)	(1,978.2)
(-) Interest paid	(178.4)	(110.2)	(106.5)	(560.1)	(441.1)

(=) FREE CASH FLOW	521.7	364.2	(4.5)	1,053.5	744.3

Operating Cash Flow in the 4Q04 was of R$722.8 million	Brasil Telecom generated operating cash flows of R$722.8 million in 4Q04 and R$3,163.7 million in 2004.

Free cash flow	Brasil Telecom’s free cash flow in 4Q04 was of negative R$4.5 million. Excluding acquisitions, the free cash flow in the quarter would have been R$145.3 million positive.

Stock Market

Table 19: Stock Performance

	Closing Price as of Dez, 2004	Performance

		In 4Q04	In 12 months	In 24 months

Common Shares (BRTP3) (in R$/1,000 shares)	26.80	31.1%	46.8%	104.4%
Preferred Shares (BRTP4) (in R$/1,000 shares)	20.10	8.6%	-7.0%	18.0%
ADR (BRP) (in US$/ADR)	38.15	17.7%	0.9%	51.1%
Ibovespa (points)	26,196	12.7%	17.8%	132.5%
Itel (points)	919	11.2%	3.5%	72.7%
IGC (points)	2,545	22.1%	37.9%	147.8%
Dow Jones (points)	10,783	7.0%	3.1%	29.3%

Graph 8: Performance in the 4Q04 – Bovespa and NYSE
(Base 100 = September 30, 2004)

Table 20: Weight in the Theoretical Portfolio – Jan/Apr

	Ibovespa	Itel	IGC

BRTP3	0.46%	4.22%	0.74%
BRTP4	1.54%	13.58%	2.39%

Shareholding Structure

Table 21: Shareholding Structure

Dec 2004	Common Shares	%	Preferred Shares	%	Total	%

Solpart Participações S.A.	68,356,160,984	51.0%	-	0.0%	68,356,160,984	19.0%
ADR	-	0.0%	152,938,530,000	67.7%	152,938,530,000	42.5%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	64,194,727,219	47.9%	73,069,222,980	32.3%	137,263,950,199	38.1%

Total	134,031,688,203	100.0%	226,007,752,980	100.0%	360,039,441,183	100.0%

Sep 2004	Common Shares	%	Preferred Shares	%	Total	%

Solpart Participações S.A.	68,356,160,984	51.0%	-	0.0%	68,356,160,984	19.0%
ADR	-	0.0%	151,030,105,000	66.8%	151,030,105,000	41.9%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	64,194,727,219	47.9%	74,977,647,980	33.2%	139,172,375,199	38.7%

Total	134,031,688,203	100.0%	226,007,752,980	100.0%	360,039,441,183	100.0%

Awards

I-Gov – Corporate Governance Index

Brasil Telecom was featured among the top Brazilian companies with regards to corporate governance best practices, and was designated a constituent of the Igov (Corporate Governance Index), as reported by Valor Economico in an article published on January 18, 2005.

I-Gov evaluated 159 companies, selecting companies with significant liquidity in the period between 1998 and 2002, before making a final decision based on 20 strict criteria, including the degree to which the company gives access to important information, the content of available information, its transparency policy, and the structure of its Board of Directors and Corporate Governance.

Recent Developments

Pula-Pula de Verão

In response to our customers´ and commercial partners´ requests, Brasil Telecom GSM launched the “Pula-Pula de Verão” (Summer Pula-Pula). This new promotion allowed a greater number of people to subscribe to our Pula-Pula promotion and was guaranteed until 2009. The “Pula-Pula de Verão” was valid for all handsets that were activated between January 1 and February 8, 2005.

Brasil Telecom GSM and Oi agree to exchange SMSs

Since January 19, 2005, Brasil Telecom GSM and Oi have enabled their networks to offer the exchange of SMSs between their clients. As a result, clients in the ten states covered by Brasil Telecom GSM and the 16 states covered by Oi can communicate via text messages.

Currently, SMS is the favored communication method used by the youth, due to its price attractiveness and user friendliness. Additionally, people of all ages are increasingly adopting the technology as a fast and discrete way to communicate. Offering SMS between different operators significantly encourages traffic, as was already observed in the Brazilian market.

Brasil Telecom GSM clients who activated their handsets during the Pula-Pula or Pula-Pula de Verão promotions will also be able to enjoy SMSs further. In the post-paid plans, the amount billed in one month is added as credits to be used in the following month, including for SMSs. For pre-paid phones, the amount of minutes received in one month is credited in the following month, whether for talk time or text messaging. Brasil Telecom GSM is also the only operator to offer SMS credits every time clients purchase calling cards, regardless of the face value or type of the card.

Every handset used by a Brasil Telecom GSM or Oi client is enabled to offer text messaging between the two operators, as both operators use GSM technology in 100% of their networks.

Brasil Telecom launches integrated Corporate IP Telephony solution

On February 1st, we began offering our corporate and government clients, world-class voice and data integrated solutions based on IP technology. Our services range from IP equipment solution rental to the installation and maintenance of the client’s IP telephony solution, including on-line management tools. A monthly subscription fee is charged for the service and our clients do not have to pay for IP calls made within their own private network. Other benefits include cost reduction, mobility, flexibility, and security. Quality, of course, is guaranteed.

2005 Scenario (Guidelines)

Disclaimer

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Broadband	We expect to have 1.0 million ADSL accesses in service by the end of 2005, virtually doubling our client base in this period.

Mobile Operations

We anticipate that Brasil Telecom GSM’s client base will total 1.7 million at the end of 2005, of which 77% will be pre-paid. We expect to achieve an 8% market share. We also expect to have an average ARPU of R$22 and an average SAC of R$220 by the end of 2005.

Revenues

We anticipate a healthy growth in revenues from data, mobile, internet and value-added services throughout 2005. Consequently revenues in 2005 should experience a similar growth pattern as the one observed in 2004.

Costs	Cost control will continue to be one of the strengths of our management in 2005. We expect a nominal increase in fixed-line telephony costs in-line with the Brazilian inflation rate.

Provision for Doubtful Accounts

We expect to report relatively lower provisions for doubtful accounts compared to 2004, as internal controls improve and economic conditions continue to thrive, positively impacting income and employment figures. We anticipate below industry average delinquency rates in our mobile operations in 2005.

EBITDA Margin	The EBITDA margin for the fixed-line segment should remain in-line with 2004 and we expect a negative impact of 6 p.p. from mobile telephony on the consolidated figure.

Debt

We expect to overcome the challenge of extending our debt maturity further, as well as to optimize our capital structure, and maintain a conservative leverage ratio and a rich liquidity, so as to participate in possible consolidation opportunities in the sector, and to meet all of our obligations during the year.

CAPEX

2005´s fixed-line Capex should be in-line with 2004´s Capex, excluding expenditures associated with the Universalization Targets established by Anatel for the year 2005. Mobile telephony Capex will be marginal, focusing on the increase of our coverage in Region II.

Selected Data

Table 22: Selected Data

PLANT	4Q03	1Q04	2Q04	3Q04	4Q04

Lines installed (thousand)	10,686	10,701	10,712	10,725	10,737
Additional lines installed (thousand)	9	14	11	14	12

Lines in service - LIS (thousand)	9,840	9,724	9,647	9,604	9,503
Residential (thousand)	7,166	6,988	6,840	6,685	6,445
Non-residential (thousand)	1,566	1,468	1,451	1,451	1,433
Public phones (thousand)	296	296	296	296	296
Pre-paid (thousand)	266	282	276	285	297
Hybrid (thousand)	11	59	159	267	408
Other (including PBX) (thousand)	546	631	624	620	624
Additional lines in service (thousand)	33	(127)	(77)	(42)	(101)
Average lines in service (thousand)	9,824	9,782	9,685	9,626	9,554

Utilization rate	92.1%	90.9%	90.1%	89.5%	88.5%

Teledensity (LIS/100 inhabitants)	23.4	23.1	22.9	22.7	22.4

ADSL Accesses in service (thousand)	281.9	324.9	382.5	456.1	535.5

TRAFFIC	4Q03	1Q04	2Q04	3Q04	4Q04

Exceed in ulses (million)	2,927	2,586	2,715	2,730	2,773

Long distance - LD (million minutes)	1,559	1,534	1,624	1,638	1,437

Fixed-mobile (million minutes)	991	1,037	1,036	1,098	1,180
VC-1 (million minutes)	909	879	869	902	906
VC-2 (million minutes)	66	125	119	132	178
VC-3 (million minutes)	16	34	48	64	97

PRODUCTIVITY	4Q03	1Q04	2Q04	3Q04	4Q04

No. of employees - Fixed Operation	5,194	5,211	5,391	5,509	5,805
Average no. of employees -Fixed Operation	5,206	5,203	5,301	5,450	5,657
LIS/employee	1,895	1,866	1,789	1,743	1,637

Net revenue/average no. of employees/month (R$ thousand)	132.8	133.0	136.0	144.4	145.3
EBITDA/average n° of employees/month (R$ thousand)	37.1	57.2	58.0	60.2	45.2
Net earnings/average no. of employees/month (R$ thousand)	(9.1)	4.8	3.2	5.2	2.5

Exceeding local pulses/average LIS/month	99.3	88.1	93.4	94.5	96.7
DLD minutes/average LIS/month	52.9	52.3	55.9	56.7	50.1
Fixed-mobile minutes/average LIS/month	33.6	35.3	35.6	38.0	41.2

Net revenue/average LIS/month (R$)	70.3	70.7	74.4	81.8	83.9
EBITDA/average LIS/month (R$)	19.7	30.4	31.7	34.1	26.8
Net earnings/average LIS/month (R$)	(4.8)	2.5	1.8	3.0	1.5

QUALITY	4Q03	1Q04	2Q04	3Q04	4Q04

Quality goals achieved	35/35/35	33/35/35	35/35/35	35/35/35	35/35/35

Digitization rate	99.0%	99.5%	99.5%	99.6%	99.7%

PROFITABILITY	4Q03	1Q04	2Q04	3Q04	4Q04

EBITDA margin	27.9%	43.0%	42.6%	41.7%	31.1%

Net margin	-6.8%	3.6%	2.4%	3.6%	1.7%

Return on equity - ROE	-2.3%	1.2%	0.8%	1.4%	0.7%

CAPITAL STRUCTURE	4Q03	1Q04	2Q04	3Q04	4Q04

Cash and Equivalents (R$ million)	1,957	2,920	2,506	3,400	3,227

Total debt (R$ million)	3,790	4,283	4,344	4,865	4,708
Short term debt	44.8%	40.2%	27.9%	25.1%	18.2%
Long term debt	55.2%	59.8%	72.1%	74.9%	81.8%

Net debt (R$ million)	1,833	1,363	1,837	1,465	1,482

Shareholders' equity (R$ million)	6,137	6,137	6,203	6,293	6,128

Net debt/shareholders' equity	29.9%	22.2%	29.6%	23.3%	24.2%

COMING EVENTS

Teleconference: 4Q04 Earnings
Tel: (1 719) 457-2727
Date: February 17, 2005 (Thursday)
Time: 09:00 a.m. (New York); 12:00 p.m. (Brasília); 02:00 p.m. (London)

IR CONTACTS

Marcos Tourinho (Director)	(55 61) 415-1052	marcos.tourinho@brasiltelecom.com.br
Renata Fontes (Manager)	(55 61) 415-1256	renatafontes@brasiltelecom.com.br
Flávia Menezes	(55 61) 415-1411	flaviam@brasiltelecom.com.br
Cristiano Pereira	(55 61) 415-1291	cpereira@brasiltelecom.com.br
Alex Veloso	(55 61) 415-1122	alex.veloso@brasiltelecom.com.br

MEDIA CONTACT

Ivette Almeida	(1 212) 983-1702	ivette.almeida@annemcbride.com

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer